

July 17, 2024

Daniel Goldberger
Chief Executive Officer
electroCore, Inc.
200 Forge Way, Suite 205
Rockaway, NJ 07866

> **Re: electroCore, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2024**
> **File No. 333-280742**

Dear Daniel Goldberger:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ira Kotel, Esq.